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July 13, 2015 VIA EDGAR Amanda Ravitz Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	Abu Dhabi Barcelona Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid	Milan Moscow Munich New Jersey New York Orange County Paris Riyadh Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Re:	Sand Holdco PLC, Amendment No. 1 to Registration Statement on Form S-4, Filed June 12, 2015 (File No. 333-203510)

Dear Ms. Ravitz:

On behalf of LivaNova PLC (f/k/a Sand Holdco PLC) (“Holdco”), Sorin S.p.A. (“Sorin”) and Cyberonics, Inc. (“Cyberonics” and, together with Holdco and Sorin, the “Subject Companies”), we submit this letter in response to the comments and requests for additional information contained in the letter (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated June 26, 2015, related to Amendment No. 1 to Registration Statement on Form S-4 of Holdco referred to above (the “First Amended Registration Statement”), filed on June 12, 2015.

Holdco has revised the First Amended Registration Statement in response to the Comment Letter and is concurrently filing via EDGAR Amendment No. 2 to the Registration Statement (the “Second Amended Registration Statement”) that reflects these revisions and generally updates the information contained therein. We are supplementally providing two blacklined copies of the Second Amended Registration Statement, marked to illustrate changes from the First Amended Registration Statement as filed on June 12, 2015.

For your convenience, we have repeated each comment of the Staff in italicized text exactly as given in the Comment Letter and set forth our response below each comment. Unless the context otherwise requires, all references to page numbers in the responses to the Staff’s comments correspond to the pages in the Second Amended Registration Statement. All terms used but not defined in this letter have the meanings assigned to such terms in the Second Amended Registration Statement.

July 13, 2015

Staff Comments

Pro Forma Per Share Data, page 111

1.	It does not appear the amounts disclosed in this section agree with or are supported by the data in your pro forma financial statements at pages 93 through 95. Please provide us with the calculation of the amounts presented herein using the data in your pro forma financial statements at pages 93 through 95 and revise the disclosures as necessary.

Response:

We note that the amounts disclosed in this section are denominated in euros and that the data in the pro forma financial statements is denominated in U.S. dollars. However, in response to the Staff’s comment, we have revised the above-referenced disclosure on page 109 by denominating the amounts disclosed in this section in U.S. dollars, consistent with the data in the pro forma financial statements.

Security Ownership of Certain Beneficial Owners and Management, page 361

2.	We note your response to prior comment 27; however, the natural person or persons who hold or share investment control over the shares held by the entities referenced in notes 16 through 19 of the table have not been disclosed. Please revise or advise.

Response:

In response to the Staff’s comment, we have revised the above-referenced disclosure on page 359.

Index to the Consolidated Financial Statements of Sorin S.P.A. and Subsidiaries Consolidated Financial Statements for the Years Ended December 31, 2014, 2013 and 2012 Note 39. Impact of Significant Material Transactions, page F-135

3.	We note your response to our prior comment 29, which indicates that CONSOB Resolution No. 15519 requires you to “report non-recurring material income or charges in the financial statements as well as to separately disclose certain significant income or charges pertaining to infrequent or unusual events and transactions.” As this appears to be different from your presentation of a net operating measure that excludes significant material transactions (i.e., financial statement amounts before the impact of significant material transactions), please provide us with a detailed explanation of your basis for presenting such a measure based on the specific requirements of the CONSOB. Please provide us with a translated version of the specific CONSOB guidance that you believe requires disclosure of such a measure.

Response:

In response to the Staff’s comment, we have revised the disclosure on pages F-35, F135 to F-137 removing the presentation of operating measures that exclude significant material transactions and further clarified why this specific information has been included within the footnotes.

Exhibit 5.1

4.	Refer to paragraph 1.3. The exhibit that you file to satisfy your obligations under Regulation S-K Item 601(b)(5) should be based on all applicable documents, not merely a selected set of documents. Please file a revised opinion of counsel accordingly.

Response:

In response to the Staff’s comment, we have revised paragraph 1.3 of Exhibit 5.1 and filed an updated exhibit.

5.	We note the opinion is addressed to the board of directors solely for their benefit in connection with the registration statement. Please file a revised opinion of counsel that does not limit shareholders’ reliance on the opinion.

Response:

In response to the Staff’s comment, we have revised paragraph 4 of Exhibit 5.1 and filed an updated exhibit.

July 13, 2015

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Once you have had time to review these responses to the Staff’s comments, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please feel free to contact me by telephone at (212) 906-4616.

Sincerely,

Roderick O. Branch of Latham & Watkins LLP

cc:	Brian Sheridan, LivaNova PLC